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                  April 23, 2021

       Anthony Schoen
       Chief Financial Officer
       First Savings Financial Group, Inc.
       702 North Shore Drive
       Suite 300
       Jeffersonville, Indiana 47130

                                                        Re: First Savings
Financial Group, Inc.
                                                            Form 10-K
                                                            Filed December 17,
2020
                                                            File No. 001-34155

       Dear Mr. Schoen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Finance